Exhibit 99.1

TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

United Kingdom

(Incorporated and registered in Scotland with registered number SC713098)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

7 June 2023

Dear Shareholder,

2023 Annual General Meeting of the shareholders of TC BioPharm (Holdings) plc (the “AGM” or “Meeting”)

We are pleased to provide details of the AGM of TC BioPharm (Holdings) plc (the “Company”) to be held as a physical meeting at 15:00 UK (BST) time on Thursday 29 June 2023 at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom. The formal notice of AGM set out in this document (the “Notice of AGM”) at page 6 contains the shareholder resolutions to be proposed and voted on at the AGM.

We are holding our AGM as a physical meeting of shareholders and are therefore unable to offer shareholders online voting facilities during the AGM. It is important that shareholders do still cast their votes in respect of the business of the AGM. We strongly encourage all shareholders to complete and return a proxy form appointing the Chair of the Meeting, as proxy. Further information on how to appoint a proxy is detailed on pages 7 and 8 of this Notice of AGM. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all resolutions proposed in this Notice of AGM. The results of the voting will be posted on the Company’s website as soon as practicable after the Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the resolutions by appointing a proxy in accordance with the instructions set out at pages 7 and 8 of this Notice of AGM. A form of proxy for use by ordinary shareholders at the AGM is enclosed.

You are strongly encouraged to appoint the Chair of the AGM as your proxy.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 15:00 (UK time) (10:00 Eastern Time) on 27 June 2023. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

ADS Holders

If you are a holder of ADS in the Company, you will not be able to attend the ordinary shareholder’s meeting as it is a meeting of ordinary shareholders, but you will be able to cast your vote on the resolutions in accordance with the Depositary Agreement with Bank New York Mellon who holds on your behalf, via its trustee, the ordinary shares which underlie your ASDs and which you are able to cast votes in respect of. Please vote on the resolutions in accordance with the instructions set out at page 4 of this Notice of AGM. A form of proxy for use by ADS holders will be sent to the brokerage firm, bank or nominee through which you hold your ADS by the Depositary and the Depositary will accumulate all votes and pass them onto the Company in a summary form for adding into the polled votes.

Recommendation

You will find on page 3 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Board consider that the proposed resolutions in the Notice of AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Board unanimously recommend that shareholders vote in favour of the resolutions.

Thank you for your ongoing support of TC BioPharm.

Arlene Morris

Chair

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EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

Resolutions 1 to 5 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of each resolution.

ORDINARY BUSINESS

Ordinary Resolutions

Resolution 1: Report and accounts

To receive the Company’s annual report and audited financial statements for the year ended 31 December 2022.

Resolution 2: Directors’ remuneration report

To receive and approve the Directors’ Remuneration Report for the year ended 31 December 2022, which is set out on pages 21 to 31 of the Company’s Annual Report and Financial Statements for the year ended 31 December 2022. This vote on is only advisory in nature.

Resolution 3: Directors’ remuneration policy

To receive and approve the Directors’ Remuneration Policy. The Directors’ Remuneration Policy sets out our policy for remuneration directors and can be found at pages 23 to 26 of the Annual Report and Financial Statements for the year ended 31 December 2022.1

Resolution 4: Appointment of auditor

To appoint Ecovis Wingrave Yeats LLP as auditor of the Company (“Ecovis”), to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.2

Resolution 5: Remuneration of auditor

To authorise the Audit Committee to determine the remuneration of the Auditor.3

Notes to resolutions

1 Section 439A Companies Act 2006 requires quoted companies to present to their shareholders a Directors’ Remuneration Policy for approval at the first Annual General Meeting following listing, and at least every three years thereafter (unless the Directors wish to change the policy within that three-year period)

2 The auditors of a company must be appointed or re-appointed at each general meeting at which the accounts are laid. The Audit Committee considers the appointment or re-appointment of the external auditor each year before making a recommendation to the Board. The Board recommends the appointment of the auditors.

3 The Audit Committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually; in addition, it reviews the non-audit services that the auditor provides to the group on a quarterly basis. The Board is seeking authority for the Audit Committee to fix the auditor’s remuneration, in accordance with the Statutory Audit Services Order 2014, issued by the UK Competition and Markets Authority.

The Board of Directors recommend a vote for the approval of Resolutions 1 to 5.

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NOTES FOR ADS HOLDERS

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs at 17:00 Eastern Standard Time on 1 June 2023 (the “Record Date” for ADS holders).

Beneficial Holders:

If you hold ADSs through a brokerage firm, bank or nominee by the Record Date, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.

Registered Holders:

If your ADSs are registered under your name directly with The Bank of New York Mellon’s Transfer Agent, Computershare, you will receive the ADS proxy card and materials directly to the address as maintained in your account with Computershare.

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon, no later than 12:00pm Eastern Standard Time on 23 June 2023.

The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

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OTHER INFORMATION

A copy of this Notice of AGM, our 2022 Annual Report and other information required by section 311 of the CA 2006 can be found at https://ir.tcbiopharm.com/agm (all available in the “Investor Relations” section of the website).

Information rights

Under the CA 2006 Act, there are a number of rights that may be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications directly from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 CA 2006 (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the CA 2006 and writes to you directly for a response.

Shareholder requisition rights

Members satisfying the thresholds in section 338 CA 2006 can require the Company:

a.	to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and
b.	to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

Total voting rights and share capital

As at 2 June 2023 (the latest practicable date before the publication of this Notice of AGM), the issued share capital of the Company was 4,688,458 ordinary shares and 794,955 deferred shares. The holders of the deferred shares are not entitled to receive notice of, nor to attend, speak or vote at, any general meeting of the company.

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TC BIOPHARM (HOLDINGS) PLC

(the “Company”)

(Incorporated and registered in Scotland with registered number SC713098)

Notice of Annual General Meeting for 2023

Notice is hereby given that the 2023 Annual General Meeting (“AGM”) of the Company will be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom on Thursday 29 June 2023 at 15:00 UK time (10:00 Eastern Time) to transact the following business:

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass Resolutions 1 to 5 (inclusive) which will be proposed as ordinary resolutions:

Resolution 1: Report and accounts

To receive the Company’s annual report and audited financial statements for the year ended 31 December 2022.

Resolution 2: Directors’ remuneration report

To receive and approve the Directors’ Remuneration Report for the year ended 31 December 2022.

Resolution 3: Directors’ remuneration policy

To receive and approve the Directors’ Remuneration Policy.

Resolution 4: Appointment of auditor

To appoint Ecovis Wingrave Yeats LLP as auditor of the Company (“Ecovis”), to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

Resolution 5: Remuneration of auditor

To authorise the Audit Committee to determine the remuneration of the Auditor.

By order of the Board

Arlene Morris

Chair

7 June 2023

Registered Office: Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom

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Notice of Meeting - Further Notes

1.	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Company’s Register of Members of the Company at 17:00 (UK time) on 2 June 2023 (or if the Meeting is adjourned, members entered on the Register of Members of the Company not later than 17:00 (UK time) on the date which is two working days before the date of the adjourned Meeting) shall be entitled to attend, speak and vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the Meeting.

2.	A member entitled to attend, speak and vote at the Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the Meeting he/she will need to appoint his/her own choice of proxy (not the Chair) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Meeting in person, the proxy appointment will automatically be terminated.

3.	A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chair as one of your multiple proxies, simply write “the Chair of the Meeting”.

4.	A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the form of proxy. To be valid the form of proxy must be completed and signed, and lodged with the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, marked for the attention of the Company Secretary, no later than 15:00 (UK time) on 27 June 2023 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the form of proxy.

5.	In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named holder on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

7.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

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8.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID: BO011) no later than 48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

9.	CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

10.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

11.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

12.	In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, marked for the attention of the Company Secretary, together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

13.	Except as provided above, members who have general queries about the AGM should write to the Company Secretary at the address of our registered office. You may not use any electronic address provided either in this notice of AGM or any related documents (including the annual report and accounts and proxy form) to communicate with the Company for any purposes other than those expressly stated.

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